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09055345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bank Fund Equities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Highway 169 STE 1800
(No. and Street)

St Louis Park (City) — Minn (State) — 55426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory W Heck — 612-532-7488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sousin Robert Francis
(Name – *if individual, state last, first, middle name*)

1846 Beechwood Ave (Address) — St (City) — MN (State) — 55116 (Zip Code)

PROCESSED
MAR 12 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 18 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/3/09

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory W Heck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLC Fund Equities, as of 12/31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY LYNN PLETCHER
Notary Public - Minnesota
My Commission Expires 1/31/2011

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANK FUND EQUITIES, INC.
FINANCIAL STATEMENTS
AN S CORPORATION
For the Years Ended December 31, 2008 and 2007

BANK FUND EQUITIES, INC.
For the Years Ended December 31, 2008 and 2007

TABLE OF CONTENTS

Robert F. Sausen
CERTIFIED PUBLIC ACCOUNTANT
1846 BEECHWOOD AVE.
ST. PAUL, MINNESOTA 55116
(651) 699-4707

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

I have audited the accompanying balance sheets of Bank Fund Equities, Inc. (an S corporation) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank Fund Equities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert F. Sausen CPA

January 29, 2009

BANK FUND EQUITIES, INC.
BALANCE SHEETS
December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 52,227	$ 28,953
TOTAL CURRENT ASSETS	52,227	28,953
OTHER ASSETS		
Investments	24,710	42,240
TOTAL OTHER ASSETS	24,710	42,240
TOTAL ASSETS	$ 76,937	$ 71,193
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES	$ -	$ -
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value, 25,000 shares authorized, 500 shares issued and outstanding	5	5
Additional paid-in capital	48,495	48,495
Unrealized gain on investments	22,756	34,167
Retained earnings (Deficit)	5,681	(11,474)
TOTAL STOCKHOLDERS' EQUITY	76,937	71,193
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 76,937	$ 71,193

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2008 and 2007

		2008		2007
REVENUES				
Commissions	$	29,381	$	85,529
Interest		1,179		2,440
TOTAL REVENUES		30,560		87,969
GENERAL AND ADMINISTRATIVE EXPENSES				
Professional fees		3,100		4,155
Miscellaneous		305		168
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		3,405		4,323
NET INCOME	$	27,155	$	83,646

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2006	$ 5	$ 48,495	$ 18,467	$ (5,120)	$ 61,847
Distributions paid to shareholders	-	-		(90,000)	(90,000)
Net change on unrealized gain on investments			15,700		15,700
Net income	-	-		83,646	83,646
Balance, December 31, 2007	$ 5	$ 48,495	$ 34,167	$ (11,474)	$ 71,193
Distributions paid to shareholders	-	-		(10,000)	(10,000)
Net change on unrealized gain on investments			(11,411)		(11,411)
Net income	-	-		27,155	27,155
Balance, December 31, 2008	$ 5	$ 48,495	$ 22,756	$ 5,681	$ 76,937

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2,007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 27,155	$ 83,646
Adjustments to reconcile net income to net cash provided by operations:	-	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	27,155	83,646
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in money fund	6,119	4,327
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions paid to shareholders	(10,000)	(90,000)
NET INCREASE (DECREASE) IN CASH	23,274	(2,027)
CASH, BEGINNING OF YEAR	28,953	30,980
CASH, END OF YEAR	$ 52,227	$ 28,953
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

See Notes to Financial Statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Nature of Business: Bank Fund Equities, Inc. (the Company) is registered as a Minneapolis broker dealer under the Securities Exchange Act of 1934. The Company markets and sells variable annuities to financial institutions throughout Minnesota via independent brokers.

Commission recognition: The Company recognizes commission income on transactions generated by their independent brokers as of the trade date. Commissions earned and not yet collected are recorded on an accrual basis. The independent brokers' share of commissions is paid directly by the Company's contracted clearinghouse. Accordingly, no commission expense is reflected in the accompanying financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: The Company includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Revenue Recognition: Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

Income taxes: The Company has elected, under Section 1372 of the Internal Revenue Code and similar provisions of the State of Minnesota tax laws, to be taxed as a small business corporation (i.e., an "S-corp."). Income and losses of the Company are passed directly to the shareholders. Therefore, no provision for income taxes has been reflected in the accompanying financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3 of aggregate indebtedness. At December 31, 2008, the Company had net capital, as computed under the rule, of $ 65,090, and its ratio of aggregate indebtedness to net capital was 0 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company conducts its operations through office facilities provided by a related party. This affiliate provides financial accounting and occupancy to Bank Fund Equities, Inc. at no charge.

BANK FUND EQUITIES, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

	2008		2007	
Stockholders' Equity	$	76,937	$	71,193
Deductions		6,847		6,336
Net Capital	$	70,090	$	64,857
Minimum Net Capital Requirement Per Rule 15C-1 (a)(2)(vi) (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000	$	5,000
Aggregate indebtedness	$	-	$	-
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2008 and 2007		0 to 1		0 to 1
Net capital, as reported in company's Part IIA (unaudited) FOCUS report	$	65,090	$	59,857
Net audit adjustments to financial statements		-		-
Net capital per above	$	65,090	$	59,857

See Accountant's Report on Supplementary Information.

BANK FUND EQUITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

The Company operates on a fully disclosed basis under Rule 15c-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus no reconciliation is necessary.

See Accountant's Report on Supplementary Information.

BANK FUND EQUITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008 and 2007

The Company is exempt from Rule 15c3-3 under paragraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

See Accountant's Report on Supplementary Information.

Robert F. Sausen
CERTIFIED PUBLIC ACCOUNTANT
1846 BEECHWOOD AVE.
ST. PAUL, MINNESOTA 55116
(651) 699-4707

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

In planning and performing my audit of the financial statements and supplemental schedules of Bank Fund Equities, Inc., for the years ended December 31, 2008 and 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two other objectives of internal control and the practices are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities which I considered to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures are adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard F. Sansen CPA

January 29, 2009

END